Exhibit 6.3

PROMISSORY NOTE
(this "Note")

Seller:	Bayou Road Investments, Inc. of 100 Crescent Court Dallas TX 75201 (the "Purchaser")

Purchaser:	Momentum NRG Group LLC. 3427 Cedar Springs; #1743, Dallas TX 75219 (the "Seller")

Principal Amount: $1,000,000.00 USD

1.	FOR VALUE AND CONSIDERATION RECEIVED, The Purchaser promises to pay to the Seller (Bayou Road Investments, Inc.) at such address as may be provided in writing to the Purchaser, the principal sum of $1,000,000.00 USD, together with interest as set forth below, beginning on December 27, 2019.

2.	This Note will accrue interest at a rate of 8% per annum, on the first day of each month commencing the month following the beginning of the loan under this Note and continuing until The Principal and any unpaid accrued interest is paid on or before November 30, 2023 with the balance then owing under this Note being paid at that time.

3.	Notwithstanding anything to the contrary in this Note, if the Purchaser defaults in the performance of any obligation under this Note, then the Seller may declare the principal amount owing and interest due under this Note at that time to be immediately due and payable.

4.	All costs, expenses and expenditures including, and without limitation, the complete legal costs incurred by the Seller in enforcing this Note as a result of any default by the Purchaser, will be added to the principal then outstanding and will immediately be paid by the Purchaser.

5.	This Note is secured by the following security (the 'Security'): approximately 6,274,879 million shares of PSWW common stock.

6.	The Purchaser grants to the Seller a security interest in the Security until this Note is paid in full. The Seller will be listed as a Seller on the title of the Security whether or not the Seller elects to perfect the security interest in the Security.

7.	If the Purchaser defaults in payment as required under this Note or after demand for ten(10) days, the Security will be immediately provided to the Seller and the Seller is granted all rights of repossession as a secured party.

8.	If any term, covenant, condition or provision of this Note is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Note will inno way be affected, impaired or invalidated as a result.

9.	This Note will be construed in accordance with and governed by the laws of the State of Texas.

10.	This Note will enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and assigns of the Purchaser and the Seller. The Purchaser waives presentment for payment, notice of non-payment, protest and notice of protest.

1

IN WITNESS WHEREOF the parties have duly affixed their signatures under seal on this 27th day of December, 2019

SIGNED, SEALED, AND DELIVERED	Bayou Road Investments, Inc.
this TWENTY SEVENTH day of DECEMBER, 2019.
Per: /s/ K. Bryce Toussaint

SIGNED, SEALED, AND DELIVERED	Momentum NRG Group LLC
this TWENTY SEVENTH day of DECEMBER, 2019.
Per: /s/ K. Bryce Toussaint

2